

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Mr. David L. White
Senior Vice President, Chief Financial Officer and Treasurer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, Maryland 20901

      Re: Choice Hotels International, Inc.
               Form 10-K for the year ended December 31, 2012
               Filed on February 28, 2013
               File No. 001-13393

Dear Mr. White:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kevin Woody

               Kevin Woody
               Branch Chief